Exhibit 12.01

El Paso Electric Company
Computation of Ratios of Earnings to Fixed Charges
(Dollars in Thousands)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings from Continuing
Operations (a)	$137,825	$157,247	$141,333	$99,977	$115,451
Fixed Charges (b)
Interest charges	55,822	55,104	51,080	50,908	48,813
Interest portion of rent expense	939	908	830	929	1,085
Total Fixed Charges	56,761	56,012	51,910	51,837	49,898
Capitalized Interest	(20,312)	(18,186)	(19,974)	(16,283)	(15,872)
Earnings (c)	$174,274	$195,073	$173,269	$135,531	$149,477
Ratio of Earnings to Fixed Charges	3.1	3.5	3.3	2.6	3.0
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(a) Earnings from continuing operations consist of income from continuing operations before income taxes, extraordinary item and cumulative effects of accounting changes.
(b) Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense and the estimated portion of rental expense that represents an interest factor.
(c) Earnings consist of earnings from continuing operations and fixed charges less AFUDC and capitalized interest.